OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SOHU.COM INC
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
US83408W1036
(CUSIP Number)
05/31/2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	US83408W1036	Page	1	of	1

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pictet Asset Management Limited (“PAM LTD”)

The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pictet Asset Management Limited - United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		Pictet Asset Management Limited: 1,637,665

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Pictet Asset Management Limited: None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Pictet Asset Management Limited: 1,637,665

WITH:	8	SHARED DISPOSITIVE POWER

Pictet Asset Management Limited: None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Pictet Asset Management Limited: 1,637,665

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Pictet Asset Management Limited: 4.41%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Pictet Asset Management Limited: IA

2

Item 1.
(a)	Name of Issuer: SOHU.COM INC

(b)	Address of Issuer’s Principal Executive Offices:
7 JIANGUOMEN HEI AVENUE
SUITE 1519, TOWER 2
BRIGHT CHINA CHANG AN BUILDING
BEIJING, 100005
Item 2
(a)	Names of Person Filing:
Pictet Asset Management Limited (“PAM LTD”)
(b)	Address of Principal Business Office or, if none, Residence:
Pictet Asset Management Limited:
MOOR HOUSE LEVEL 11
120 LONDON WALL
London EC2Y 5ET
UNITED KINGDOM
(c)	Citizenship:
Pictet Asset Management Limited: United Kingdom
(d)	Title of Class Securities: COMMON STOCK

(e)	CUSIP Number: US83408W1036
Item 3.    If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), check whether the person is A
Not applicable.
Item 4.    Ownership
     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM LTD.
(a)	Amount Beneficially Owned:
Pictet Asset Management Limited: 1,637,665
(b)	Percent of Class:
Pictet Asset Management Limited: 4.41%
(c)	Number of shares as to which such person has:
Pictet Asset Management Limited:
(i)	sole power to vote or to direct the vote: 1,637,665

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 1,637,665

(iv)	shared power to dispose or to direct the disposition of: None
Item 5.    Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See answer to Item 2 (a)
Item 8.    Identification and Classification of Members of the Group
Not applicable.
Item 9.    Notice of Dissolution of the Group
Not applicable.
Item 10.    Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 17TH September 2007
/s/ James Read
James Read
Compliance Manager

AGREEMENT OF REPORTING PERSONS
          The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management Limited
By:	/s/ James Read
James Read, Compliance Manager